Exhibit 99.2

EMGOLD MINING CORPORATION

(AN EXPLORATION STAGE COMPANY)

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2018 and 2017

STATED IN US DOLLARS

DATED: AUGUST 28, 2018

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TABLE OF CONTENTS

To Our Shareholders	3
Overview	4
Results of Operations	13
Financial Data for the Last Eight Quarters	14
Exploration and Evaluation Expenditures	14
Liquidity	15
Business Update	15
Off Balance Sheet Arrangements	18
Proposed Transactions	18
Outstanding Share Data	18
Transactions with Related Parties	18
Changes in Accounting Policies	19
Financial Instruments	19
Risk Factors	19
Mining Industry	19
Government Regulation	20
Permits and Licenses	20
Environmental Risks and Hazards	21
Commodity Prices	21
Uninsured Risks	22
Conflicts of Interest	22
Property Title	22
Financial and Disclosure Controls and Procedures	22
Investor Relations Activities	23
Approval	23
Caution On Forward-Looking Information	23

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To Our Shareholders

The following information, should be read in conjunction with the unaudited condensed interim consolidated financial statements of Emgold Mining Corporation (“Emgold” or “the Company”) for the period ended June 30, 2018 and 2017 and the related notes attached thereto, and with Emgold’s audited consolidated financial statements for the year ended December 31, 2017 and the related notes attached thereto, which were prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are expressed in U.S. dollars unless otherwise indicated.

Certain statements included herein may constitute forward-looking statements, such as estimates and statements that describe our future plans, objectives or goals, including words to the effect that we expect or management expects a stated condition or result to occur. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The following list of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements.

Subject to applicable law, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated. Actual results relating to exploration, mining, processing, manufacturing, and reclamation activities including results of exploration, mineral resource and reserve determination, results of operations, and results of reclamation, as well as associated capital and operating costs could differ materially from those currently anticipated. Actual results could differ materially from those anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand, and changes in prices for the products that may be produced. Other factors that may affect actual results include the litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, such as technological and operational difficulties encountered in connection with our activities, productivity of our resource properties, labour relations matters, labour costs, material and equipment costs and changing foreign exchange rates. Further information regarding these and other factors is included in our filings with the US Securities and Exchange Commission (which may be viewed at www.sec.gov) and Canadian provincial securities regulatory authorities (which may be viewed at www.sedar.com).

The table below sets forth the most significant forward-looking information included in this quarterly MD&A:

Forward-Looking Information	Key Assumptions	Most Relevant Risk Factors
Future funding for ongoing operations	The Company will be able to raise these funds	The Company has disclosed that this may be difficult and failure to raise these funds will materially impact the Company's ability to continue as a going concern.

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Overview

Emgold is a gold exploration and mine development company with properties located in the Quebec, British Columbia, and Nevada. Our vision is to “acquire high-quality gold assets in safe and stable jurisdictions of the world and advance them through exploration, feasibility, permitting, and construction with the goal of ultimately becoming a new gold producer”.

On June 27, 2018, the Company announced an option agreement to acquire up to a 100% interest in the Troilus North gold and copper Property located in the Val d’Or Mining District of Quebec. The Troilus North Property is an early stage exploration property located adjacent to the former Troilus Mine, previously operated by Inmet Mining Corporation as an underground and open pit operation. From 1997 to 2010, Troilus Mine produced more than 2 million ounces of gold and 70,000 tonnes of copper. The main historic open pit at Troilus Mine is located about two kilometers from the Troilus North Property boundary.

The Company has three gold and silver exploration projects located in the Rawhide Mining District, Nevada, adjacent to or near the producing Rawhide Mine. The Rawhide Mine has reported production of 1.7 million ounces of gold and 14.1 million ounces of silver from 1990 to 2014 (source: The Nevada Bureau of Mines and Geology, Special Publication, MI-2014). These Properties include the Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide Properties. High grade vein and bulk disseminated gold exploration targets have been identified on these Properties for further exploration.

The Buckskin Rawhide East Property, adjacent to Rawhide Mine, is currently leased to Rawhide Mining LLC (“RMC”), the owner and operator of the Rawhide Mine. They plan to conduct exploration on the property with the goal of delineating mineral resources. If exploration is successful, RMC will evaluate the viability of mining and processing such resources using facilities at the adjacent Rawhide Mine. RMC has the option to acquire a 100% interest in the property by bringing it into commercial production. At that point Emgold’s interest will convert to “Gold Bonus Payments”, effectively a royalty on gold produced from the property.

The Company has executed a second amended non-binding letter of intent dated July 13, 2018 (the "Second Amended LOI") with Nevada Sunrise Gold Corporation ("Nevada Sunrise"; TSX-V: NEV). The Second Amended LOI replaces a prior non-binding letter of intent dated July 17, 2017 with Nevada Sunrise (the "Original LOI") and first amended letter of intent dated December 27, 2017 (the “First Amended LOI”)and provides for the acquisition by Emgold of an immediate 51 percent interest in the Golden Arrow gold-silver property in Nevada (the "Golden Arrow Property"); together with an option to acquire an additional 49 percent interest in the Golden Arrow Property by making cash and share payments as outlined below (the "Transaction"). The Golden Arrow Property is located approximately 40 miles east of Tonopah in Nye County, Nevada.

The Company also has two poly-metallic exploration projects located in the Nelson District of British Columbia. Gold, silver, molybdenum and tungsten targets have been identified and drilled on the Stewart Property. Gold targets have been identified and drilled on the Rozan Property.

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Note the proximity of any exploration properties to current of past producing mines does not guarantee exploration success, the delineation of mineral resources or reserves, or potential to develop an operating mine.

Troilus North Project, Quebec

The Troilus North Property consists of 209 contiguous claims totaling 11,309 ha located 160 km north of the town of Chibougamau in the province of Quebec. On June 27, 2018, the Company and Chimata Gold Corp. (“Chimata”) entered into a definitive option, earn-in, and joint venture agreement giving the Company the right to acquire up to a 100% interest in the Troilus North Property (the “Definitive Agreement”).

The terms of the Troilus North Agreement provide that the Company will have the exclusive right and first option (the "First Option") to acquire an 80% interest in the Troilus North Property over a two year period (the "Troilus North Transaction") by issuance of 4,000,000 shares and completion of C$750,000 in exploration expenditures to be incurred within two years of closing of the Troilus North Transaction. The share issuance schedule for First Option comprises payment of (i) 2,000,000 shares of the Company issued to Chimata on closing (June 27, 2018), (ii) 1,000,000 shares of the Company to be issued to Chimata at the first anniversary date, and (iii) 1,000,000 shares of the Company to be issued to Chimata at the second anniversary date.

Upon completing the First Option, the Company would have a further option (the “Second Option”) to acquire an additional 20% interest (total 100% interest) in the Troilus North Property by issuing Chimata a further 1.0 million shares. Chimata would retain a 1% Net Smelter Royalty for Troilus North, half of which (i.e. 0.5%) could be purchased by the Company at any time for C$500,000.

The Company will be assigned Chimata’s rights and obligation under the mining property acquisition agreement entered into by Chimata with Greg Exploration Inc. and other vendors (collectively referred to as the “Vendors”) on September 18, 2017 along with the amending agreement to such acquisition agreement entered on March 19, 2018 (collectively referred to as the “Acquisition Agreement”), which shall include but not be limited to remaining payments which are left outstanding to the Vendors but also the right by the Company to purchase the NSR that is granted to the Vendors under the Acquisition Agreement in lieu and place of Chimata. The following are the remaining payments outstanding pursuant to the Acquisition Agreement between Chimata and Greg:

1) Fifty thousand dollars ($50,000) to be paid on or prior September 30, 2018;
2) Fifty thousand dollars ($50,000) to be paid on or prior to March 31, 2019;
3) Fifty thousand dollars ($50,000) to be paid on or prior to September 30, 2019; and
4) Fifty thousand dollars ($50,000) to be paid on or prior to March 31, 2020.

Exploration Expenditures shall include, but not be limited to, claim fees, property taxes, advance claim or advance royalty payments or other holding costs including property payments to underlying claim owners, exploration expenditures, permitting expenditures, reclamation expenditures, and reasonable administrative costs. Excess expenditures, made in any given year, will be credited to future years of exploration of the Troilus North Property. Note that the payments outlined above to be paid to the Vendors as part of the Acquisition Agreement are therefore part of the C$750,000 in exploration expenditures required to complete the First Option.

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The Company will be deemed to be the operator of the Troilus North Property during the First Option Period and retain full discretion as to the nature, extent, timing, and scope of all work and exploration expenditures to be undertaken on the Troilus North Property. Two years after the date of closing of the Troilus North Transaction or upon completion of the First Option requirements, whichever occurs first, and should the Company decide not to exercise the Second Option; Chimata and the Company would establish an industry standard Joint Venture Operating Agreement to operate a joint venture entity between them (the “Joint Venture Entity”). The Company will be the initial operator of the Joint Venture Operating Agreement and shall retain full discretion as to the nature, extent, timing, and scope of all work on the Troilus North Property. After the Joint Venture Operating Agreement takes effect, Chimata and the Company will be required to contribute to the Joint Venture Entity based on their respective ownership percentages of the Joint Venture Entity, or be diluted. After forming the Joint Venture Operating Agreement, if Chimata does not to contribute to the Joint Venture Entity and its interest in the Joint Venture Entity falls below ten percent (10%) ownership at any given time, Chimata’s interest in the Property would be converted into a Net Smelter Interest of one percent (1.0%). The Company shall retain the option to purchase 50% of this NSR for C$500,000.

Buckskin Rawhide East Property, Nevada

The Buckskin Rawhide East Property is situated within the Walker Lane structural zone and gold belt of Western Nevada. The Walker Lane is a regional shear zone of right lateral strike slip faulting and a known gold trend that hosts large and small historic and currently operating gold-silver mines, including mines of the Comstock Lode, Tonopah Mining District and Rawhide Mining District. The geology and mineralization on the property are associated with lithologic units and structures of the Rawhide volcanic center, as well as structures from the Walker Lane and Basin and Range. Exploration results at Buckskin Rawhide East Property indicate the potential for high grade mineralized gold/silver veins and bulk mineable disseminated gold/silver zones.

The Buckskin Rawhide East Property, totaling 52 unpatented mineral claims, is an early stage gold/silver exploration property located adjacent to and bounded on the east and south by the Rawhide Mine, a gold/silver mine that is owned and operated by Rawhide Mining LLC. The Rawhide Mine was formerly operated by Kennecott Rawhide Mining Company, a subsidiary of Rio Tinto Mining Corporation. It is also adjacent to and bounded on the north and west by the Regent gold-silver Property (“Regent Property”), also owned Rawhide Mining LLC. The Regent Property was formerly drilled by Kennecott Rawhide Mining Company, Newmont Exploration Company, and Pilot Gold Corporation. Rawhide Mine is reported to have produced 1.7million ounces of gold and 14.1million ounces of silver between 1990 and 2014 (source: The Nevada Bureau of Mines and Geology, Special Publication, MI-2014). The proximity of Buckskin Rawhide East to other properties such as Rawhide Mine and Regent Property does not guarantee exploration success. However, similar geology, structures, and the presence of historic workings on the Buckskin Rawhide East Property does increase the potential for discovery.

In 2009, Emgold signed a Lease and Option to Purchase Agreement with Nevada Sunrise LLC and leased a 100% interest in 46 claims that made up the original Buckskin Rawhide East Property. Forty of these claims were 75% owned by Nevada Sunrise LLC and 25% owned (but controlled by Nevada Sunrise LLC through a carried interest) by the Castagne Estate. Six claims were owned by Nevada Sunrise LLC. Subsequently, Emgold staked six additional claims increasing the property size to 52 claims.

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On November 14 and 19, 2012, the Company announced that it had signed an Agreement with Rawhide Mining LLC (“RMC”) pursuant to which the Company would issue to RMC, on a private placement basis, shares and warrants in an amount of CAD$1.0 million, part of which would be used to fund the acquisition of 46 claims outlined above owned from Nevada Sunrise LLC and the Castagne Estate. Also, pursuant to the Agreement, upon completion of the title transfer of the 100% of the Buckskin Rawhide East Property to Emgold, the Company would subsequently lease the property to RMC. After completing a Quiet Title process, Emgold acquired 100%interest in the Buckskin Rawhide East Property on July 28, 2014 and leased the property to RMC on August 21, 2014, with the effective date of the lease being June 1, 2013 under the following terms (the “Lease Agreement”):

1.
The Lease Term is 20 years (start date of June 1, 2013).

2.
Advance royalty payments will be $10,000 per year, paid by RMC to Emgold, with the first payment due at signing and subsequent payments due on the anniversary of the Lease Agreement.

3.
During the Lease Term, RMC will make all underlying claim fees to keep the claims in good standing.

4.
RMC will conduct a minimum of US$250,000 in exploration activities by the end of Year 1.

5.
RMC will conduct an additional minimum of US$250,000 in exploration activities by the end of Year 3, for a total of US$500,000 in exploration activities by the end of Year 3.

6.
RMC will have the option of earning a 100% interest in the property by bringing it into commercial production.

7.
Upon bringing the property into commercial production, RMC will make "Bonus Payments" to Emgold. Bonus Payments will be US$15 per ounce of gold when the price of gold ranges between US$1,200 per ounce and US$1,799 per ounce. If the price of gold exceeds US$1,800 per ounce, the Bonus Payment will increase to US$20 per ounce.

8.
After meeting its exploration requirements, should RMC subsequently elect to drop the property or decide not to advance it, the property will be returned to Emgold. Should Emgold subsequently advance the property into production, RMC shall then be entitled to the same type of Bonus Payments as contemplated in 7 above.

Under the terms of the lease agreement, RMC was required complete $500,000 in exploration related expenditures on the property by May 31, 2016. As of that date, $325,000 in exploration related expenditures had been completed by RMC. On June 1, 2016, Emgold announced that Emgold and RMC had mutually agreed to amend the original lease agreement and that RMC would pay Emgold the remaining $175,000 in exploration related expenditures as cash payments to Emgold, in seven quarterly payments of $25,000, starting on June 1, 2016. Payments of $25,000 each were completed for June 1, 2016, September 1, 2016, December 1, 2016, March 1, 2017, June 1, 2017, and September 1, 2017 respectively. In additional, Emgold received the $10,000 annual advance royalty payment for the Buckskin Rawhide Property from RMC, due June 1, 2018.

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Historic RC drilling on the property in the 1980’s and 1990’s totalled 113 holes and 53,370 feet. RMC conducted exploration on Buckskin Rawhide East in 2013 (22 holes totalling 7,100 feet).

Buckskin Rawhide West Property, Nevada

The Buckskin Rawhide West Property, totaling 21 mineral claims, is an early stage gold/silver exploration property located two miles west of the Rawhide Mine, a gold/silver mine that is owned and operated by Rawhide Mining LLC. The Buckskin Rawhide East Property, totaling 52mineral claims, is an early stage gold/silver property, also controlled by Emgold, located several thousand feet east but not adjacent to Buckskin Rawhide West.

Exploration results at Buckskin Rawhide West Property indicate the potential for high grade mineralized gold/silver veins and bulk mineable disseminated gold/silver zones. The development alternatives included advancing the Buckskin Rawhide West Property as a standalone gold/silver exploration project or working with Rawhide Mining LLC to explore and develop the property.

Emgold had a lease and option to purchase agreement with Jeremy Wire, an individual, for 21 unpatented mining claims at Buckskin Rawhide West. The terms of this agreement were disclosed in an Emgold news release dated February 6, 2013.

Emgold agreed to lease the property from Jeremy Wire subject to the following payments:

Year	Advance Royalty Payment
2012	$ 10,000 (paid)	(1)
2013	$ 10,000 (paid)	(2)
2014	$ 10,000 (paid)	(3)
2015	$ 20,000 (paid)	(3)
2016	$ 30,000 (paid)	(3)
2017	$ 30,000 (paid)	(3)
2018	$ 30,000 (paid)	(3)

Note: (1) An initial lease payment paid 50% in cash and 50% in Emgold common shares. (2) Lease payments may be paid in cash or Emgold common shares, at the discretion of Emgold. (3) Lease payments may be paid in cash or Emgold common shares, at the discretion of the Lessor. Shares will be issued at "market value" which means the volume weighted closing price of the shares on the TSX Venture Exchange or the most senior stock exchange or quotation system on which the shares are then listed or quoted for fifteen (15) trading days ending on the date that is five (5) business days before the applicable payment is due, subject to a minimum price of USD$0.08 per share.

During the lease period, Emgold could conduct exploration and, if warranted, complete a NI 43-101 Technical Report on the property. On making the above payments, Emgold could acquire 100% ownership of the property. In the event that commercial production occurs, Mr. Wire will be entitled to a two percent Net Smelter Royalty on production from the property. Emgold will retain the right to purchase this royalty for $1 million, less any advance royalty payments already made.

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Jeremy owner agreed to take a share payment for his 2018 advance royalty payment, which was made in Q1 2018. Emgold exercised its option to acquire 100% of the property, subject to the underlying royalty, and is in the process of transferring the claims into Emgold (US) Corporation’s name. No exploration work was conducted on the property in the period.

Koegel Rawhide Property, Nevada

The Koegel Rawhide Property is an early stage gold/silver exploration property located about four miles south of the RawhideMine, a gold/silver mine that is owned and operated by Rawhide Mining LLC. Geologic mapping by Charles P. Watson, a consulting geologist, in the years 1991-1992, indicates the property is covered mostly by Tertiary (Pliocene) age intermediate volcanic rocks including andesitic tuff breccias, sills and dikes. The volcanic units have been folded into minor anticlines and faulted. Faults of several orientations occur on the property with north, northwest and northeast trends. Hydrothermal alteration (clay and silica) is present and is associated with structuresand mineralization.

Emgold had a lease and option to purchase agreement with Jeremy Wire, an individual, for 19 unpatented mining claims at Koegel Rawhide. The terms of this agreement were disclosed in an Emgold news release dated February 13, 2013. Emgold had agreed to lease the property from Jeremy Wire subject to the following payments:

Year	Advance Royalty Payment
2012	$ 10,000 (paid)	(1)
2013	$ 10,000 (paid)	(2)
2014	$ 10,000 (paid)	(3)
2015	$ 20,000 (paid)	(3)
2016	$ 30,000 (paid)	(3)
2017	$ 30,000 (paid)	(3)
2018	$ 30,000 (paid)	(3)
Note: (1) An initial lease payment paid 50% in cash and 50% in Emgold common shares. (2) Lease payments may be paid in cash or Emgold common shares, at the discretion of Emgold. (3) Lease payments may be paid in cash or Emgold common shares, at the discretion of the Lessor. Shares will be issued at "market value" which means the volume weighted closing price of the shares on the TSX Venture Exchange or the most senior stock exchange or quotation system on which the shares are then listed or quoted for fifteen (15) trading days ending on the date that is five (5) business days before the applicable payment.

During the lease period, Emgold could conduct exploration and, if warranted, complete a NI 43-101 Technical Report on the property. On making the above payments could acquire 100% ownership of the property. In the event that commercial production occurs, Mr. Wire will be entitled to a two percent Net Smelter Royalty on production from the property. Emgold will retain the right to purchase this royalty for $1 million, less any advance royalty payments already made.

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On February 15, 2013, the Company announced that it had staked an additional 17 unpatented mining claims totaling 340 acres. This increased the size of the Koegel Rawhide Property to 36 unpatented mining claims totaling 720 acres.

Jeremy Wire agreed to take a share payment for his 2018 advance royalty payment, which has been made in Q1 2018. Emgold exercised its option to acquire the property 100% of the property and is in the process of transferring the claims into Emgold(US) Corporation’s name. No exploration work was conducted on the property in the period.

Golden Arrow Property, Nevada

The Golden Arrow Property is located approximately 40 miles east of Tonopah in Nye County, Nevada. The property consists of 357 unpatented and 17 patented lode mineral claims covering an area of approximately 7,030 acres (2,845 hectares). It is an advanced-stage exploration property with a comprehensive exploration database including geochemical sampling, geophysics, and over 200,000 feet of reverse circulation and diamond core drilling.

On July 16, 2018, the Company announced by press release that it had executed a second amended non-binding letter of intent dated July 13, 2018 (the "Second Amended LOI") with Nevada Sunrise Gold Corporation ("Nevada Sunrise"; TSX-V: NEV). The Second Amended LOI replaces a prior non-binding letter of intent dated July 17, 2017 with Nevada Sunrise (the "Original LOI") and first amended letter of intent dated December 27, 2017 (the “First Amended LOI”) and provides for the acquisition by Emgold of an immediate 51 percent interest in the Golden Arrow gold-silver property in Nevada (the "Golden Arrow Property"); together with an option to acquire an additional 49 percent interest in the Golden Arrow Property by making cash and share payments as outlined below (the "Transaction"). The terms of the Second Amended LOI provide that, subject to the satisfaction of certain conditions, including TSX-V acceptance and the entry into a definitive sale and option agreement between Nevada Sunrise and Emgold, Emgold would acquire a 51 percent interest in the Golden Arrow Property by (i) making cash payments to Nevada Sunrise in the aggregate amount of C$100,000 (completed); and (ii) issuing to Nevada Sunrise 2,500,000 common shares in the capital of Emgold. The Second Amended LOI further provides that Nevada Sunrise would grant to Emgold (or a wholly owned subsidiary of Emgold) the sole and exclusive right and option (the "Option") to acquire an undivided additional 49 percent (for a total of 100 percent) interest in the property, which would be exercisable by Emgold for a period of 24 months from the Closing Date (the "Option Period") by Emgold issuing to Nevada Sunrise an additional 2,500,000 common shares in the capital of Emgold. Emgold would be responsible for all exploration expenditures, including claims fees, core storage fees, and all holding costs during the Option Period. Emgold will be the operator of the Property during the Option Period. If the Option is not exercised, the Parties would form a Nevada joint venture (the "Joint Venture"). The Joint Venture would be established as a separate company or using an existing subsidiary of Emgold or Nevada Sunrise, with 51 percent of the shares owned by Emgold and 49 percent of the shares owned by Nevada Sunrise and Emgold as the Operator of the Joint Venture. After forming the Joint Venture, if either Party elects not to contribute to the Joint Venture and its interest falls below 10 percent ownership at any time (the “Diluted Party”), the other Party will have the option of purchasing the Diluted Party’s remaining interest in in the Joint Venture for $1.0 million.

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Emgold completed a “2018 Updated Technical Report on the Golden Arrow Project, Nye County, Nevada, USA” as announced by press release on March 19, 2018. This report is available on the Company’s website at www.emgold.com or through the Company’s filings at www.sedar.com. To date, two main exploration targets have been drilled on the Golden Arrow Property focusing on bulk disseminated mineralization – the Gold Coin and Hidden Hill deposits. Numerous other targets have been identified for exploration. Emgold's management believes there is potential to expand both the Hidden Hill and Gold Coin resources and for discovery of other bulk disseminated mineralization on the Golden Arrow Property. In addition, historic underground mine workings lie along the Page Fault and other structures on the Golden Arrow Property indicating potential for vein style mineralization that has been subject to limited modern exploration, if any, to evaluate its potential.

Emgold is currently completing a Definitive Agreement with Nevada Sunrise for this trans

Stewart Property, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a polymetallic prospect located close to Nelson in south-eastern British Columbia. The Company has earned a 100% interest in the property, subject to an underlying royalty interest.

The Stewart Property is an early stage exploration property. It is located in a region of historic mining activity, and is part of a large geological trend of tungsten, molybdenum and gold mineralization. The Stewart Property contains a number of gold, molybdenum, tungsten and silver-lead-zinc prospects. The property has been assessed by various operators since 1967, each exploring a different type of mineral deposit. Much data is available from those programs as well as work done by Emgold. Five main exploration targets have been identified to date – the Stewart Moly Zone, the Craigtown Creek Gold Zone, the Stewart Creek Gold Zone, the Arrow Tungsten Zone, and the Free Silver Zone.

The Stewart Property is located west and adjacent to the Yankee Dundee Property, which contains a number of historic gold mines including the Yankee Girl Mine. The Yankee Girl Mine operated between 1907 and 1951 producing 371,000 tonnes of ore at an average recovered grade of 10.40 grams per tonne gold and 59.50 ounces per tonne silver (source: B.C Ministry of Energy, Mines, and Natural Gas data available at www.minfile.gov.bc.ca). However, proximity of Stewart to other properties such as Yankee Dundee does not guarantee exploration success. However, similar geology, structures, and the presence of historic workings on the property does increase the potential for discovery.

A total of 31 diamond drill holes were completed by Shell, Cominco, Selco, and Cameco on the property between 1980 and 2000, totaling 4,495.1 meters. To date, Emgold has drilled 72 diamond drill holes totaling 9,242.1 meters with a number of significant intercepts.

No exploration work was conducted on the property in the period. The property is held without additional work requirements until January 2023.

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Rozan Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Property, a prospect located south of the community of Nelson in the Red Mountain area of south eastern British Columbia. The Company holds a 100% interest in the property, subject to an underlying royalty interest.

The Rozan Property is an early stage polymetallic exploration property in the same geological trend as the Stewart Property. Exploration by Emgold has included geological mapping, geochemical sampling and geophysical surveys along with small drilling programs, all of which had encouraging results. The Rozan Property has the potential for high-grade gold veins, bulk mineable disseminated gold zones, and possibly other metals.

The property is located west and adjacent to the Kena Property. The Kena Property hosts a measured and indicated mineral resource of 25.3 million tonnes at 0.60 gram per tonne gold (489,000 ounces) and an inferred resource of 90.4 million tons at 0.48 gram per tonne gold (1,399,000 ounces of gold) (source: Altair Gold Press Release dated April 11, 2013). However, proximity of Rozan to other properties such as Kena does not guarantee exploration success. However, similar geology, structures, and the presence of historic workings on the property does increase the potential for discovery.

To date, Emgold has completed 18 diamond drill holes on the property totaling 1,906.8 meters, with a number of significant intercepts.

No exploration work was conducted on the property in the period. The property is held without additional work requirements until March 2023.

Idaho-Maryland Project, California

Between 2003 and 2011, the Company was involved in permitting the reopening of the historic Idaho-Maryland Gold Mine located in Grass Valley, California (the “I-M Project”). The I-M Project was placed on hold on 26 October 2011 due to poor equity market conditions. On 10 September 2013, the Company’s permit applications were deemed withdrawn by the City of Grass Valley. On 01 February 2013, the Company announced that the Lease Option to Purchase Agreement (the “BET Agreement”) for certain surface and mineral rights associated with the I-M Project (the “BET properties”) had expired. Subsequent attempts to obtain financing and negotiate a new BET Agreement or to purchase the BET properties were unsuccessful. In 2016, Emgold management elected to sell the remaining real estate properties it owned in Grass Valley and focus on advancing the other assets the Company currently has in its portfolio and to look for acquisition opportunities to replace the I-M Project. The Company holds one real estate asset in California that was part of its former Idaho-Maryland Project and has this property listed for sale for $179,000.

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Corporate

On July 10, 2018, the Company announced the resignation of William Witte from the Board of Directors and the appointment of Robert Rosner. On July 16, 2018, the Company announced the resignation of Grant Smith and appointment of Robert Rosner as Chief Financial Officer of the Company. On August 2, 2018, the Company announced the resignation of Allen Leschert from the Board of Directors and appointment of Vincent Garibaldi. Mr. Rosner has over 30 years of experience in the mining industry and acted as an officer and director of both Canadian and U.S. listed companies, providing senior management of reporting compliance, oversight and fiduciary capacities, and directing corporate activities. He also has significant experience in Initial Public Offerings, Mergers & Acquisitions, and Reverse Takeovers. Mr. Garibalidi has been a lawyer with the law firm Dunton Rainville since 2017 and is located in Montreal, QC. He has been practicing law since 2015 and has a Master I in Business Law, Université d’Aix-Marseille, LL.B., Civil Law and a Master II in Droit Économique, Institut de Droit des Affaires d’Aix-en Provence. Mr. Garibaldi is a member of the Paris Bar since 2015 and the Quebec Bar since 2017. He specialized in corporate reorganizations, mergers and acquisitions, private and public financing, and commercial contracts.

The Company continues to focus on raising capital to advance its projects and support corporate overhead. As announced in its press release dated May 22, 2018 and updated by a press release on June 5, 2018, Emgold is in the process of completing a C$1.5 million non-brokered non-flow-through private placement (the “Non-Flow-Through Financing”) and a C$1.0 million non-brokered flow-through private placement (the “Flow-Through Private Placement. The Non-Flow-Through Financing and the Flow-Through Financing are being collectively referred to as the “Financings”.

As of the date of this management discussion and analysis, the Company successfully closed three tranches of flow-through private placement financing with gross proceeds of CAN$685,214.75 and one tranche of non -low-through private placement financing with gross proceeds of CAN$ 310,200.

Results of Operations

The period ended June 30, 2018 had a loss of $64,794, compared to the period ended June 30, 2017, which had a gain of $469,578. The main variances are discussed as follows:

Three Months Ended June 30, 2018 (“2018 Q2”) versus 2017 (“2017 Q2”)

During 2018 Q2, the Company had a loss of $124,108 comparing to the $56,546 loss in the same quarter of last year. The key variances were as follows: (i) the increased management and consulting in 2018 Q2 of $77,317 versus $29,892 in 2017 Q2 due to a one-time fee paid to an ex-director who resigned after 2018 Q2 for $40,000 in the current quarter; (ii) professional fee of $20,529 in 2018 Q2 comparing to $1,372 in 2017 Q2. This was due to estimated one quarter of audit fee of $5,500 were accrued for in 2018 Q2 while no such accrual in 2017 Q2. The quarterly accrual of audit fee is based on 2017 actual audit fee for the full year. Another negative variance in this category was due to higher legal fees (around $9,400) incurred in 2018 Q2 as a result of financing and the Troilus North Transaction in 2018 Q2.

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Six Months Ended June 30, 2018 (“2018 Q2 YTD”) versus 2017 (“2017 Q2 YTD”)

During 2018 Q2 YTD, the Company had a loss of $188,902 comparing to the $469,579 gain in the 2017 Q2 YTD. The recovery of the CEO salary in 2017 Q2 YTD of $587,500 contributes to the key negative variance. The variance explained in the above paragraph discussing the three months results also contributes to this.

Financial Data for the Last Eight Quarters

The following table sets out selected unaudited quarterly financial information of the Company and is derived from the unaudited condensed interim consolidated financial statements prepared by management. The Company’s interim financial statements are prepared in accordance with International Financial Reporting Standards and are expressed in US dollars.

	18-Jun $	18-Mar $	17-Dec $	17-Sep $	17-Jun $	17-Mar $	16-Dec $	16-Sep $
Total assets	1,246,580	901,534	850,627	811,303	831,222	861,720	844,180	899,266
Revenue	-	-	-	-	-	-	-	-
Gain (loss) from continuing operations	(124,108)	(64,794)	(80,793)	(74,447)	(56,546)	526,124	(92,343)	(72,824)
Net Income (loss)	(124,108)	(64,794)	(80,793)	(74,447)	(56,546)	526,124	(92,343)	(72,824)
Working Capital (Deficit)	(564,484)	(530,664)	(468,846)	(318,877)	(252,462)	(230,667)	(781,717)	(714,748)
Gain (loss) per share (Basic and Diluted)	0.01	(0.01)	0.04	0.00	0.00	0.07	0.00	0.00

Exploration and Evaluation Expenditures

Property Acquisition Costs	Buckskin Rawhide East	Buckskin Rawhide West	Koegel Property	BC Properties	Troilus North	Total
Balance as at January 1, 2017	434,052	80,029	80,030	2	-	594,113
Acquisitions	-	30,000	30,000	-	-	60,000
Royalty payments received	(110,000)	-	-	-	-	(110,000)
Balance as at December 31, 2017	324,052	110,029	110,030	2	-	544,113
Balance as at January 1, 2018	324,052	110,029	110,030	2	-	544,113
Acquisitions	-	30,000	30,000	-	224,910	284,910
Royalty payments received	(10,000)	-	-	-	-	(10,000)
Balance as at June 30, 2018	314,052	140,029	140,030	2	224,910	819,023

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The Company’s current primary focus is to raise funds to advance its properties in Quebec and Nevada. It has optioned the Troilus North Property in Quebec and commenced exploration activities on that property as announced by press release on June 29, 2018 including construction of an ATV access road and rock chip and soil sampling. The Company has consolidated its ownership in the Buckskin Rawhide East Property and subsequently leased the property to Rawhide Mining LLC, who operates the Rawhide Mine. It has consolidated its interest in the Buckskin Rawhide West and Koegel Rawhide Properties and acquired 100% ownership of both. It is in the process of acquiring a 51% interest in the Golden Arrow Property in Nevada with an option to acquire a 100% interest. The Company has no current exploration plans of its Stewart and Rozan Properties in British Columbia, and impairments have been recorded bringing the carrying value of both Stewart and Rozan properties to $1. Both B.C. properties are held until 2023 without additional exploration work. The Company is also evaluating acquisition opportunities of other assets in the U.S. and Canada, should funding be available.

Liquidity

The Company is an exploration stage company and has not earned revenue from operating activities since inception. Financing of operations has been achieved by equity and debt financing. As at June 30, 2018, the Company had $8,391 in cash and share subscription proceeds of $121,116 held in trust with legal counsel, and working capital deficiency of $564,484. The Company has no operations that generate cash inflow.

Management intends to eliminate the working capital deficiency and to finance its operating costs through a private placement of common shares. While the Company has a history of financing its operations through debt or equity financing in the past, readers are cautioned that there are no guarantees that the Company can do so in the future.

The Company did not have significant cash inflow/outflow from its investing activities during 2018 Q2 YTD.

The Company is not subject to external capital requirements and does not have any capital commitments as of the date of this MD&A.

Business Update

On August 13, 2018, the Company announced it had amended the Definitive Agreement with Chimata for the Troilus North Property (refer to note 6(g)) entered on June 27, 2018 (the “First Amendment”). Chimata and the Company agreed to reduce the exploration expenditure requirements under the Definitive Agreement for Troilus North from C$750,000 to C$300,000 in return for C$200,000 in cash and issuance of 1,000,000 Emgold shares. The First Amendment is subject to TSX Venture Exchange approval and completion of necessary financing to close the transaction. Emgold believes the Troilus North Property is a highly prospective gold-copper exploration property with significant potential for discovery.

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On July 16, 2018, the Company announced by press release that it had executed a second amended non-binding letter of intent dated July 13, 2018 (the "Second Amended LOI") with Nevada Sunrise Gold Corporation ("Nevada Sunrise"; TSX-V: NEV). The Second Amended LOI replaces a prior non-binding letter of intent dated July 17, 2017 with Nevada Sunrise (the "Original LOI") and first amended letter of intent dated December 27, 2017 (the “First Amended LOI”) and provides for the acquisition by Emgold of an immediate 51 percent interest in the Golden Arrow gold-silver property in Nevada (the "Golden Arrow Property"); together with an option to acquire an additional 49 percent interest in the Golden Arrow Property by making cash and share payments as outlined below (the "Transaction"). The terms of the Second Amended LOI provide that, subject to the satisfaction of certain conditions, including TSX-V acceptance and the entry into a definitive sale and option agreement between Nevada Sunrise and Emgold, Emgold would acquire a 51 percent interest in the Golden Arrow Property by (i) making cash payments to Nevada Sunrise in the aggregate amount of C$100,000 (completed); and (ii) issuing to Nevada Sunrise 2,500,000 common shares in the capital of Emgold. The Second Amended LOI further provides that Nevada Sunrise would grant to Emgold (or a wholly owned subsidiary of Emgold) the sole and exclusive right and option (the "Option") to acquire an undivided additional 49 percent (for a total of 100 percent) interest in the property, which would be exercisable by Emgold for a period of 24 months from the Closing Date (the "Option Period") by Emgold issuing to Nevada Sunrise an additional 2,500,000 common shares in the capital of Emgold. Conditional approval from the TSX Venture Exchange for this acquisition was announced via press release on January 23, 2018. Emgold has completed a NI 43-101 Technical Report on the Property which is available on the Company’s website and is file on Sedar.com. Emgold is in the process of completing a Definitive Agreement for the Property with Nevada Sunrise, after which it will need to complete an equity financing to close the Transaction.

As announced in its press release dated May 22, 2018 and updated by a press release on June 5, 2018, Emgold is in the process of completing a C$1.5 million non-brokered non-flow-through private placement (the “Non-Flow-Through Financing”) and a C$1.0 million non-brokered flow-through private placement (the “Flow-Through Private Placement. The Non-Flow-Through Financing and the Flow-Through Financing are being collectively referred to as the “Financings”. Subsequent events related to the Financings are as follows:

a)
Completion of the Second Tranche of the Flow-Through Private Placement
As announced by press release on July 10, 2018, the Company completed a second tranche of its non-brokered flow-through private placement (the “Flow-Through Financing”) by the issuance of 2,886,931 flow-through units (each a “FT Unit”) issued at a price of CDN$0.15 per FT Unit for gross proceeds of CDN$433,039.80. Together with the first tranche closed on June 27, 2018, the Company has raised aggregate proceeds of $602,289.75 to date as part of its Flow-Through Financing. Each FT Unit consists of one (1) common share issued as a flow-through share (a “FT Share”) of the Company and one half (1/2) non-transferable share purchase warrant (a "FT Warrant"). Each full FT Warrant will entitle the holder to purchase, for a period of 24 months from the date of issuance, one additional common share (each a “Share”) issued at a price of CDN$0.25 per Share. A Finder’s Fee of 10% in cash, 5% in shares, and 5% in warrants was payable on a portion of the FT Units in association with the closing of this tranche of the Flow-Through Financing as well as a corporate finance fee of $15,500 payable on a portion of both tranches. Securities issued as part of the Flow-Through Financing are subject to a statutory four month and one day hold from date of closing.

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b)
Completion of the First Tranche of the Non-flow-Through Private Placement
As announced by press release on August 10, 2018, the Company completed a first tranche of its non-brokered non-flow through private placement (the “Non-Flow-Through Financing”) by the issuance of 2,584,999 units (each a “Unit”) issued at a price of CDN$0.12 per Unit for gross proceeds of CDN$310,200. Each Unit consists of one (1) common share (a “Share”) of the Company and one (1) non-transferable share purchase warrant (a "Warrant"). Each Warrant will entitle the holder to purchase, for a period of 24 months from the date of issuance, one additional common share (each a “Share”) issued at a price of CDN$0.17 per Share. A Finder’s Fee of $2,520 in cash 10,500 in shares, and 10,500 in warrants is payable on a portion of the Units in association with the closing of this tranche of the Non-Flow-Through Financing. Securities issued as part of the Flow-Through Financing are subject to a statutory four month and one day hold from date of closing.

c)
Completion of the Third Tranche of the Flow-Through Private Placement
As announced by press release on August 15, 2018, the Company completed a third tranche of its non-brokered flow-through private placement (the “Flow-Through Financing”) by the issuance of 553,000 flow- through units (each a “FT Unit”) issued at a price of CDN$0.15 per FT Unit for gross proceeds of CDN$83,025. Together with the first and second tranches closed on June 27, 2018 and July 10, 2018 respectively, the Company has raised aggregate gross proceeds of $685.214.75 to date as part of its Flow-Through Financing. Each FT Unit consists of one (1) common share issued as a flow-through share (a “FT Share”) of the Company and one half (1/2) non-transferable common share purchase warrant (a "FT Warrant"). Each full FT Warrant will entitle the holder to purchase, for a period of 24 months from the date of issuance, one additional common share (each a “Share”) issued at a price of CDN$0.25 per Share. Finder’s Fees of $7,242 along with 10,000 Finder’s Shares and 28,280 Finder’s Warrants were payable to two parties in association with the closing of this third tranche of the Flow-Through Financing. Securities issued as part of the Flow-Through Financing are subject to a statutory four month and one day hold from date of closing.

The Company believes the Buckskin Rawhide East Property is a highly prospective gold-silver exploration property with potential for discovery of high grade and bulk disseminated mineralization. RMC commenced exploration activities on the Buckskin Rawhide East Property in 2013 with the goal of identifying resources that could ultimately be developed and processed at the adjacent Rawhide Mine.

The Company has completed the final acquisition of a 100% interest in its Buckskin Rawhide West Property through the issuance of 214,286 common shares on 15 March 2018. Emgold plans to conduct exploration activities (chip sampling, soil sampling, and geologic mapping), subject to financing.

The Company has completed the final acquisition of a 100% nterest in its Koegel Rawhide Property through the issuance of 214,286 common shares on 15, March, 2018. Emgold believes its Koegel Rawhide Property is a highly prospective gold-silver exploration property with potential for high grade and bulk disseminated mineralization. A high-grade zone has been identified for core drilling and additional prospects on the property will continue to be investigated, subject to financing.

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The Company believes the Stewart and Rozan Properties are highly prospective poly-metallic exploration properties with potential for discovery of molybdenum, tungsten, gold, silver, and other types of mineralization. A number of targets have been identified for continuing exploration, subject to financing. The Company is also seeking partners to option these Properties to advance them to the resource stage.

Off Balance Sheet Arrangements

The Company does not have off-balance sheet arrangements.

Proposed Transactions

Other than the transactions described in the Business Update Section, the Company does not have any proposed transactions that have material impacts to the Company at this time.

Outstanding Share Data

As of the date of this MD&A, the Company has 17,612,458 shares and 2,118,415 share purchase warrants outstanding. The Company has 160,000 options outstanding as at the date of this MD&A.

Transactions with Related Parties

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers. The Company incurred the following transactions with directors and key management personnel during the six months ended June 30, 2018 and 2017 was as follows:

	Six months ended June 30,
	2018 $	2017 $
Management and Consulting fees	98,661	78,135
	98,661	78,135

As at June 30, 2018, $304,298 (December 31, 2017 - $222,786) was owing to the CEO of the Company. Included in this balance was accrued salary and $80,000 were loan advances made by the CEO to the Company between December 2017 to June 2018 bearing interest 1% per month and repayable on demand.

As at June 30, 2018, two directors loaned the Company CAD$5,000 each. These loans bear interest at 1% per month and are repayable on demand.

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As at June 30, 2018, C$ 42,000 (December 31, 2017 - $Nil) were owing to a director for the consulting services provided to the Company.

As at June 30, 2018, $50,373 (December 31, 2017 - $31,414) were owing to an entity controlled by the CFO of the Company for CFO and accounting services.

Remaining related party balances are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties. Amounts due to related parties are unsecured, non-interest bearing and have no fixed term of repayment.

Changes in Accounting Policies

Refer to the Note 3 to the Company’s audited financial statements for the year ended December 31, 2017.

Financial Instruments

Refer to the Note 6 to the Company’s audited financial statements for the year ended December 31, 2017.

Risk Factors

Risks of the Company’s business include the following:

Financing of Existing and Future Operations

With no source of revenue, the Company has negative cash flow from operations and raises funds for operations through equity financings or through sale or lease of assets. The Company is currently has negative working capital and the Company’s ability to raise funds for existing and continuing operations and future exploration and development of its properties cannot be guaranteed.

Mining Industry

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

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The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of ore, including unusual and unexpected geology formations, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

The Company’s mineral exploration activities are directed towards the search, evaluation and development of mineral deposits. There is no certainty that the expenditures to be made by the Company as described herein will result in discoveries of commercial quantities of ore. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which have greater financial resources than it will have for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts.

Government Regulation

The exploration activities of the Company are subject to various federal, provincial and local laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substance and other matters. Exploration activities are also subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste.

Although the Company’s exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Company.

Permits and Licenses

The exploitation and development of mineral properties may require the Company to obtain regulatory or other permits and licenses from various governmental licensing bodies. There can be no assurance that the Company will be able to obtain all necessary permits and licenses that may be required to carry out exploration, development and mining operations on its properties.

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Environmental Risks and Hazards

All phases of the Company’s mineral exploration operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present, which have been caused, by previous or existing owners or operators of the properties. The Company may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability. Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties. Production of mineral properties may involve the use of dangerous and hazardous substances such as sodium cyanide. While all steps will be taken to prevent discharges of pollutants into the ground water the environment, the Company may become subject to liability for hazards that cannot be insured against.

Commodity Prices

The profitability of mining operations is significantly affected by changes in the market price of gold and other minerals. The level of interest rates, the rate of inflation, world supply of these minerals and stability of exchange rates can all cause significant fluctuations in base metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold and other minerals has fluctuated widely in recent years, and future serious price declines could cause continued commercial production to be impracticable.

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Depending on the price of gold and other minerals, cash flow from mining operations may not be sufficient. Any figures for reserves presented by the Company will be estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the price of gold and other minerals may render reserves uneconomical. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore bodies or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

Uninsured Risks

The Company may carry insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution or other hazards against which such corporations cannot insure or against which they may elect not to insure.

Conflicts of Interest

Certain of the directors of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

Property Title

Although the Company has obtained title opinions with respect to certain of its properties, there may still be undetected title defects affecting such properties. Accordingly, such properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on the Company's operations.

Financial and Disclosure Controls and Procedures

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they make. Investors should be aware that inherent limitations on the ability of the Company’s certifying officers to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

In connection with Exemption Orders issued in November 2007 and revised in December 2008 by each of the securities commissions across Canada, the Chief Executive Officer and Chief Financial Officer of the Company will file a Venture Issuer Basic Certificate with respect to the financial information contained in the unaudited interim financial statements and the audited annual financial statements and respective accompanying Management’s Discussion and Analysis.

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In contrast to the certificate under National Instrument (“NI 52-109”) (Certification of Disclosure in Issuer’s Annual and Interim Filings), the Venture Issuer Basic Certification does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109.

Investor Relations Activities

With respect to investor and public relations, the Company provides information from its corporate offices to investors and brokers through its website and SEDAR without the use of an investor relations firm.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in this quarterly MD&A. A copy of this quarterly MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution On Forward-Looking Information

This quarterly MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this quarterly MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to the ongoing viability of the Company, the Company’s ability to raise capital , future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of financing activities, exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; the state of capital markets; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.

Respectfully submitted
On behalf of the Board of Directors

“David Watkinson”

David Watkinson
President & CEO

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